Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

82-4979

São Paulo, August 23, 2005



To
Securities and Exchange Commission
Division of Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.



05010834

SUPPL

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

PROCESSED
AUG 30 2005
THOMSON FINANCIAL

Dear Sirs,

This is to inform that the shareholders representing more than 90% of the share capital of Duke Energy International, Geração Paranapanema S.A. attended the Extraordinary General Shareholders' Meeting held on this date, in order to appreciate the following agenda: (i) to resolve on the replacement of Mr. Lindsay Albert Hall as members of the Board of Directors; (ii) to review, discuss and approve the managing proposal for the allocation of the results ascertained in the half-yearly balance sheet of June 30th, 2005; and (iii) to review, discuss and approve the managing proposal of the Board Of Directors regarding capitalization of R$ 2,016,375,403.80 posted as capital reserve.

Initially, the shareholders took cognizance of the resignation tendered by Mr. Lindsay Albert Hall, Canadian, married, economist, resident and domiciled in the City of Sugar Land, State of Texas, United States of America, with office at 3323 Riviera Drive, City of Houston, State of Texas, United Estates of America, bearer of Passport No. ML987746 who had been elected as sitting member of the Board of Directors at the Extraordinary General Meeting held on October 28, 2004. Immediately thereafter, the Shareholders elected Mr. Lon Mitchel, American, married, executive, resident and domiciled in the City of Houston, State of Texas, United States of America, with office at 5400 Westheimer Court Riviera Drive,



Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

City of Houston, State of Texas, bearer of Passport No. 13453790 who shall remain in charge until expiration of his term of office (October 25, 2005) or his replacement, for any reasons. The new Director shall be invested into office upon execution of the competent instrument of investiture, drawn up in the company's corporate book, and shall be entitled to a remuneration which shall not exceed the amount paid to the dismissing member.

Subsequently, the shareholders approved the Balance Sheet dated June 30, 2005, as well as the management's proposal for declaration of dividends in the total amount of R$ 47,500,000.00 (forty-seven million and five hundred thousand *reais*), which shall be charged to the net profit accrued of the 2005 half-yearly and apportioned ratably to the shares of the company's corporate capital, as follows: R$ 22,891,982.68 to preferred shares, and R$ 24,608,017.32 to common shares. In view of the above resolution, the company's Executive Board was authorized to take all necessary measures to credit and actually pay the dividends to the Company's shareholders, and no monetary adjustment on the amounts reported to the shareholders shall be made by and before the date such payment is effectively made, which shall occur within the legal time frame.

Finally, the shareholders of the Company approved the proposal of capitalization of R$ 2,016,375,403.80, posted as capital reserve and the attendant increase of the company's corporate capital from R$ 120,001,000.00 to R$ 2,136,376,403.80, on the expected purpose of the authorized corporate capital amount of R$ 2,355,580,000.00, without the following issue of new shares. Immediately thereafter, the present shareholders further approved the amendments to the wording of Article 4 of the company' Bylaws, in order to adapt the same to the increase of he corporate capital and the consolidation of the Bylaws of the Company.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

By. ______________________________

Wagner Bertazo
Financial/Investors' Relationship Officer

